SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registry 1431 - 1

MINUTES OF THE 169th SPECIAL SHAREHOLDERS' MEETING

On July 2, 2007 at 2:00 pm, at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in this capital city, the Shareholders representing 85.05% (eighty five zero five per cent) of the voting shares attended the Special Shareholders' Meeting, pursuant to the signatures in Attendance Book no. 3, page 41, with the State of Paraná represented by the State’s Attorney General Mrs. JOZÉLIA NOGUEIRA BROLIANI, pursuant to State Decrees no. 656 of April 23, 2007 and no. 8 of January 4, 2007. The Meeting was installed by the Chairman of the Board of Directors, Mr. JOÃO BONIFÁCIO CABRAL JÚNIOR, who thanked the participants for their attendance. Next, Mrs. Jozélia proceeded with the business, and invited me, Marlos Gaio, to act as secretary. The meeting then proceeded with the reading of the Call Notice published in the official gazette of the state Diário Oficial do Estado do Paraná on June 15, 19 and 20, 2007, pages 4, 3 and 3, respectively, in DCI – Diário Comércio, Indústria e Serviços, on June 15, 19 and 20, 2007, pages A-11, A-4 and A-11, respectively; and in O Estado do Paraná on June 15, 19 and 20, 2007, pages 34, 32 and 32, respectively, with the following wording: “COMPANHIA PARANAENSE DE ENERGIA – COPEL - Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001 -20 – PUBLICLY HELD COMPANY – CVM Registration Number 1431-1 – SPECIAL SHAREHOLDERS'S MEETING – CALL NOTICE – The Shareholders of this Company are invited to the Special Shareholders's Meeting to be held at the Company’s headquarters at Rua Coronel Dulcídio 800 – 10t h floor, in this capital city, at 2:00 pm on July 2, 2007, to decide on the following agenda: 1. The grouping of the total number of shares issued by the Company, with the following characteristics: the shares listed on the São Paulo Stock Exchange (BOVESPA), under tickers CPLE3, CPLE5 and PLE6, shall be grouped in the proportion of 1,000 to 1 share; the shares listed on the New York Stock Exchange (NYSE) under the ADR program, under tickers ELPVY and ELP, shall change from a parity of 1 ADR per 1,000 shares to a parity of 1 ADR per 1 share; and the shares listed via the Latin American Market in Euros (LATIBEX), under ticker XCOP, shall change from a parity of 1 XCOP per 1,000 shares to a parity of 1 XCOP per 1 share. 2. Amendment of Article 4 of the Bylaws, due to the grouping of the total number of shares issued by the Company, representative of its capital stock, modified to 273,655,375 shares, with no par value, composed of 145,031,080 common shares and 128,624,295 preferred shares, this latter in turn composed of 399,247 class “A” shares and 128,225,048 class “B” shares. The number of class “A” and “B” preferred shares are merely indicative, since they may be adjusted due to any requests for the conversion of class “A” shares into class “B” shares, according to the right provide for in Paragraph 1 of Article 7 of the Company’s Bylaws; 3. Amendment of the wording of Paragraph 1 of Article 4 of the Bylaws, due to the grouping of the total number of shares issued by the Company, with the limit of 500,000,000 (five hundred million) shares registered as authorized capital; and 4. The time period granted to the shareholders to, at their sole discretion, adjust their equity positions, by type and class, into multiple lots of 1,000 shares, through trading on the Bovespa via their preferred Brokerage. Curitiba, June 14, 2007. João Bonifácio Cabral Júnior – Chairman of the Board of Directors.Proceeding to item 1 of the agenda, the Chairman explained that, with the objective of adjusting the unit value of the price of the shares to a more appropriate level from a market standpoint, given that the price per share in Brazilian Reais confers greater visibility relative to the price per lot of 1,000 (one thousand) shares; of standardizing the base of the share price in the local market, in fulfillment of an initiative of the actual BOVESPA; of reducing operating costs and increasing the efficiency of the information registry system; and of reducing the possibility of data errors, improving the service rendered to shareholders in the Company, the Board of Directors, at the 117t h Annual General Meeting, held on June 14, 2007, approved the submittal to the Special Shareholders's Meeting of the proposal for the grouping of the total number of shares issued in the Company, with the following characteristics: a) the shares traded on the São Paulo Stock Exchange (BOVESPA), under the trading tickers CPLE3, CPLE5 and CPLE6, shall be grouped in the proportion of 1,000 for each 1 share; b) simultaneously, the proportion of shares traded on offshore stock exchanges shall be modified as follows: (i) the shares traded on the New York Stock Exchange (NYSE) through the ADR program, under the trading tickers ELPVY and ELP, shall change from a parity of 1 ADR to 1,000 shares to a parity of 1 ADR to 1 share; and (ii) the shares traded via the Latin American Market in Euros (LATIBEX), under the trading ticker XCOP, shall change from a parity of 1 XCOP per 1,000 shares to a parity of 1 XCOP per 1 share. The Chairman also informed that the notice to shareholders, with all of the pertinent information, shall be published on the day immediately after the holding of Special Shareholders's Meeting that is the object of these minutes. After conducting an analysis, the Shareholders unanimously resolved to approve said proposal, in the form presented. Proceeding to item 2 on the agenda, the Chairman informed of the need to amend Article 4 of the Bylaws, due to the grouping of the totality of the shares issued by the Company, representative of its capital stock, which shall be modified to 273,655,375 shares with no par value, composed of 145,031,080 common shares and 128,624,295 preferred shares, this latter in turn composed of 399,247 class “A” shares and 128,225,048 class “B” shares. After analysis, the Shareholders unanimously resolved to approve the amendment of Article 4 of the Bylaws, as presented. The Chairman, proceeding with the business and addressing item 3 of the agenda, informed of the need to also amend the wording of Paragraph 1 of Article 4 of the Bylaws, due to the grouping of the totality of the shares issued by the Company, with the limit of 500,000,000 (five hundred million) shares being registered as authorized capital. After analysis, the Shareholders unanimously resolved to approve the modification of Paragraph 1 of Article 4 of the Bylaws, as presented. Following the order, the Chairman, addressing item 4 on the agenda, informed that the General Meeting needed to decide on the time period in which the shareholders, at their own and exclusive discretion, may adjust the positions of their shares, by type and class, into lots of multiples of 1,000, by means of trades conducted on the BOVESPA through the intermediation of the Brokerage of its choice and, once the time period has expired, any fractions of shares remaining shall be separated, grouped into whole numbers and sold in a Special Auction to be held on the São Paulo Stock Exchange. The shareholders, after analysis, unanimously approved the time period of 31 (thirty-one) days, starting on July 4, 2007 and expiring on August 3, 2007, for the adjustment of the stock positions, with the holding of a Special Auction on August 17, 2007. There being no further business to address, the session was suspended for the drawing up of these minutes, which, with the session resumed, were read and approved, with the publication of said minutes in summary form immediately authorized by the Shareholders, with the Chairman adjourning all business. I, Marlos Gaio, hereby drew up these minutes, which were duly signed.

JOZÉLIA NOGUEIRA BROLIANI	RUBENS GHILARDI
Representative of the State of Paraná and Chairman of the General Meeting	CAD Executive Secretary and CEO of Copel

JOÃO BONIFÁCIO CABRAL JÚNIOR	ARNALDO MONTENEGRO
Chairman of the Board of Directors	BNDES PARTICIPAÇÕES S.A. - BNDESPAR

CLOVIS L. S. PURGATO
THE MASTER T B OF JAPAN LTD RE MTBC400035147; NORGES BANK; SCHRODER INTERNATIONAL DIVERSIFIED VALUE FUND

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 03, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.